Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-254885

June 21, 2021

PROSPECTUS SUPPLEMENT NO. 1

ARRIVAL

20,112,493 ORDINARY SHARES and

573,798,878 ORDINARY SHARES

This prospectus supplement amends the prospectus dated June 17, 2021 (the “Prospectus”) of Arrival, a joint stock company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg (the “Company”), that relates to the (i) issuance of up to 20,112,493 ordinary shares with a nominal value of €0.10 of the Company (the “Ordinary Shares”) that may be issued upon exercise of warrants to purchase Ordinary Shares at an exercise price of $11.50 per Ordinary Share and (ii) resale of up to 573,798,878 Ordinary Shares by the Selling Securityholders (as defined in the Prospectus) identified in the Prospectus, as amended and supplemented from time to time.

This prospectus supplement is being filed to include the information set forth in our Report on Form 6-K, filed with the Securities and Exchange Commission (the “SEC”) on June 21, 2021, which is set forth below. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement.

The Ordinary Shares are listed on the Nasdaq Stock Market (the “Nasdaq”) under the ticker symbol “ARVL.” The closing sale price on the Nasdaq for the Ordinary Shares on June 17, 2021 was $20.87 per share.

Investing in the Ordinary Shares involves risks. See “Risk Factors” beginning on page 11 of the Prospectus and under similar headings in any amendments or supplements to the Prospectus.

Neither the SEC nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 1 is June 21, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-40286

Arrival

(Translation of registrant’s name in English)

1, rue Peternelchen

L-2370 Howald,

Grand Duchy of Luxembourg

+352 621 266 815

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Announcement of Public Warrants Redemption

On June 18, 2021, Arrival (the “Company”) issued a press release announcing the redemption of all of its outstanding public warrants (the “Public Warrants”) to purchase ordinary shares of the Company, that were issued under the Warrant Agreement, dated December 12, 2019, by and between CIIG Merger Corp. (“CIIG”) and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”), as part of the units sold in CIIG’s initial public offering, which Public Warrants were assumed by the Company on March 24, 2021. Affiliates of CIIG Management LLC holding warrants to purchase 3,587,499 ordinary shares of the Company that were issued under the Warrant Agreement in a private placement simultaneously with CIIG’s initial public offering have agreed (pursuant to Section 5 of that certain Transaction Support Agreement dated November 18, 2020 entered into by CIIG Management LLC and the other parties listed therein) to exercise their warrants on a cashless basis concurrently with the Company’s redemption of its Public Warrants. A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

None of this Current Report on Form 6-K nor the press release attached hereto as Exhibit 99.1 constitutes an offer to sell or the solicitation of an offer to buy any of the Company’s securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful.

Incorporation by Reference

This Current Report on Form 6-K shall be deemed incorporated by reference into the Company’s registration statement on Form S-8 (Registration No. 333-257101).

Exhibits

Exhibit No.	Description

99.1	Press Release issued by Arrival on June 18, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVAL

By:	/s/ Denis Sverdlov

Name:	Denis Sverdlov
Title:	Chief Executive Officer

Dated: June 21, 2021

Exhibit 99.1

Arrival Announces Redemption of Warrants

London, U.K. and Charlotte, USA - June 18, 2021 - Arrival (the “Company”; Ordinary Shares - NASDAQ: ARVL; CUSIP No. L0423Q 108; Warrants - NASDAQ: ARVLW; CUSIP No. L0423Q 116) announced today that the Company has elected to redeem, at 5:00 p.m. New York City time on July 19, 2021 (the “Redemption Date”), all of the Company’s outstanding warrants (“Public Warrants”) that were issued under the Warrant Agreement dated as of December 12, 2019 by and between CIIG Merger Corp. (“CIIG”) and Continental Stock Transfer & Trust Company, as warrant agent, as a part of the units sold in CIIG’s initial public offering (“IPO”), which Public Warrants were assumed by the Company in connection with the business combination between CIIG, the Company and ARSNL Merger Sub Inc.

Each Public Warrant will be redeemed by the Company for $0.01 per Public Warrant (the “Redemption Price”) on the Redemption Date, unless exercised before 5:00 p.m. on the Redemption Date. The Company is exercising its right to redeem the Public Warrants pursuant to Section 6 of the Warrant Agreement that provides for the right to redeem all of the outstanding Public Warrants if the last reported sales price of the Company’s Ordinary Shares has been at least $18.00 per share on each of 20 trading days within the 30 trading-day period ending on the third business day prior to the date on which a notice of redemption is given. The reported sales price of the Company’s Ordinary Shares has been at least $18.00 per share on each of 20 trading days within the 30-trading day period ending on June 15, 2021.

Registered holders of Public Warrants will have until 5:00 p.m. on July 19, 2021 to exercise their Public Warrants. Each Public Warrant entitles the holder thereof to purchase one Ordinary Share at a price of $11.50 per Public Warrant exercised (the “Exercise Price”). Any Public Warrants that remain unexercised at 5:00 p.m. New York City time on the Redemption Date will be delisted, void and no longer exercisable, and the holders will have no rights with respect to those Public Warrants, except to receive the Redemption Price.

As a result of the redemption, the Public Warrants will cease to be traded on the NASDAQ effective July 20, 2021.

As of the date hereof, the Company has 12,937,493 Public Warrants outstanding. If all such currently outstanding Public Warrants are exercised prior to the Redemption Date, the Company will issue an aggregate of 12,937,493 Ordinary Shares and receive potential gross exercise proceeds of approximately $148.8 million.

Beneficial holders desiring to exercise their Public Warrants should contact the brokerage firm holding their Public Warrants immediately to process their exercise and avoid redemption. Brokers will likely have an earlier deadline for beneficial holders to exercise their Public Warrants than the deadline for registered holders set forth above.

The Ordinary Shares underlying the Public Warrants have been registered by the Company under the Securities Act of 1933, as amended, and are covered by a registration statement filed on Form F 1 with, and declared effective by, the Securities and Exchange Commission (Registration No. 333 254885).

This release is neither an offer to sell nor a solicitation of an offer to buy any securities of the Company.

About Arrival

Arrival (NASDAQ: ARVL) is reinventing the automotive industry with its entirely new approach to the design and assembly of electric vehicles. Low CapEx, rapidly scalable Microfactories combined with proprietary in-house developed components, materials and software, enable the production of best in class vehicles competitively priced to fossil fuel variants and with a substantially lower total cost of ownership. This transformative approach provides cities globally with the solutions they need to create sustainable urban environments and exceptional experiences for their citizens. Arrival is a global business founded in 2015 and headquartered in London, UK and Charlotte, North Carolina, USA, with more than 1,900 global employees located in offices across the United States, Germany, the Netherlands, Israel, Russia, and Luxembourg. The company is deploying its first four Microfactories in North Carolina, USA, South Carolina, USA, Madrid, Spain, and Bicester, UK.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the amount of Ordinary Shares to be issued and the proceeds to be received in connection with the exercise of Public Warrants prior to the Redemption Date. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to, a lower number of holders of Ordinary Shares exercising their Public Warrants prior to the Redemption Date. The foregoing list of factors is not exhaustive. Readers are cautioned not to put undue reliance on forward-looking statements, and Arrival assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Arrival does not give any assurance that Arrival will achieve its expectations.

Media Contacts

Media

pr@arrival.com

Investors

ir@arrival.com